Form 12b-25. - NOTIFICATION OF LATE FILING

                                   Form 12b-25


     SEC  File  Number  0-16886
     CUSIP  Number:  816618  10  2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  (Check One):

[   ]  Form 10-K and Form 10-KSB     [    ] Form 11-K     [    ] Form 20-F     [
XX]  Form  10-Q  and  Form  10-QSB     [    ]  Form  N-SAR

For  Period  Ended:     March  31,  2002



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.
                                                    -------------




PART  1-REGISTRANT  INFORMATION
-------------------------------


Semele  Group  Inc.
-------------------
Full  Name  of  Registrant

N/A
---
Former  Name,  if  Applicable

200  Nyala  Farms
-----------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Westport,  CT  06880
--------------------
City,  State  and  Zip


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Form  12b-25
Page  Two



PART  II-Rules  12b-25  (b)  AND  (c)
-------------------------------------


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[XX]     (a)     The  reasons described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART  III-NARRATIVE
-------------------


State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to prepare the financial statements for the quarterly period ended March 31, 2002 due to the acquisition of the remaining 17% of the common stock of PLM International, Inc. during the period. The Registrant expects to be completed with the financial statements by May 20, 2002 and, therefore, Form 10-QSB is expected to be filed within the prescribed extension period.



PART  IV-OTHER  INFORMATION
---------------------------


(1) Name and telephone number of person to contact in regard to this notification.

     Michael  J.  Butterfield     617     854-5846
     ------------------------     ---     --------
          (Name)     (Area  Code)     (Telephone  Number)


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Form  12b-25
Page  Three



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If  the  answer  is  no,  identify  report(s).
          [X]  Yes     [   ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
          [X]  Yes     [   ]  No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See attachment.



     SEMELE  GROUP  INC.
     -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May  16,  2002          By:/s/  Michael  J.  Butterfield
       --------------             -----------------------------
          Chief  Financial  Officer  of  Semele  Group  Inc.
          (Duly  Authorized  Officer)

                            ATTACHMENT TO FORM 12b-25



Part  IV-Other  Information
---------------------------


- Four consolidated affiliates of the Company created MILPI Holdings, LLC ("MILPI") on December 12, 2000 for the purpose of acquiring PLM International, Inc. and subsidiaries ("PLM"). PLM is an equipment management company and operates in one business segment, the leasing of transportation equipment and the creation of equipment-leasing solutions for domestic and international customers. In February 2001, MILPI, through a wholly-owned subsidiary, acquired approximately 83% of the outstanding common shares of PLM. On February 6, 2002, MILPI completed its acquisition of PLM through the acquisition of the remaining 17% of the outstanding PLM common shares. The remaining interest was purchased for approximately $4.4 million.

Significant changes in the statement of operations for the three months ended 2002 as compared to 2001 are summarized below:

The estimated March 31, 2002 results as compared to March 31, 2001 results (in thousands):

                                Three  months ended March  31,

                                       2002      2001
                                    ---------   ---------
Total Revenues                       $ 7,934   $ 9,838

Total Expenses                       $(5,117)  $(7,755)

Provision for Income Taxes and
  Elimination of Minority Interests  $(1,837)  $(1,592)
                                    ---------   ---------

Net Income                           $   980   $   491



The decrease in revenues from 2001 to 2002 was primarily attributable to a decrease in the Company's equity income from affiliated and non-affiliated companies and a decrease in gains from equipment sales. The decrease in expenses from 2001 to 2002 primarily reflects a reduction in the Company's general and administrative expenses.